Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated March 27, 2025, except for the effects of the reverse stock split described in Note 2, as to which the date is February 4, 2026, relating to the consolidated financial statements of Direct Digital Holdings, Inc. (the Company), which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.
We also consent to the reference to us under the caption “Experts” in the Prospectus.
/s/ BDO USA, P.C.
BDO USA, P.C.
New York, New York
February 4, 2026
BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.
BDO is the brand name for the BDO network and for each of the BDO Member Firms.